Exhibit 4.2

DESCRIPTION OF REGISTERED SECURITIES

General

Blue Apron Holdings, Inc.’s (the “Company”) authorized capital stock consists of 1,500,000,000 shares of Class A common stock, par value $0.0001 per share, 175,000,000 shares of Class B common stock, par value $0.0001 per share, 500,000,000 shares of Class C capital stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. The following description of the Company’s capital stock and provisions of the Company’s restated certificate of incorporation, as amended (the “Certificate of Incorporation”), and its amended and restated by-laws (the “Bylaws”) are summaries and are qualified by reference to the Certificate of Incorporation and the Bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.

As of January 31, 2022, there were no shares of Class B common stock or Class C capital stock outstanding. See "Class A, Class B and Class C Stock-Conversion" below.

Class A, Class B and Class C Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock, Class B common stock and Class C capital stock are entitled, equally, identically and ratably on a per share basis, to receive dividends out of funds legally available if the board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Company’s board of directors may determine. The board of directors may pay or make a disparate dividend or distribution per share of Class A common stock, Class B common stock or Class C capital stock if such disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, Class B common stock and Class C capital stock, each voting separately as a class.

Voting Rights

Holders of Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders, holders of Class B common stock are entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders, and holders of Class C capital stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. Holders of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. The Certificate of Incorporation does not provide for cumulative voting for the election of directors.

No Preemptive or Similar Rights

Holders of Class A common stock, Class B common stock and Class C capital stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock and Class C capital stock described below.

Right to Receive Liquidation Distributions

If the Company becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to the Company’s stockholders would be distributable ratably among the holders of Class A common stock, Class B common stock and Class C capital stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock and unless an affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, Class B common stock and Class C capital stock, each voting separately as a class, approve in advance different treatment of the shares of each such class with respect to distributions.

Right to Receive Merger Distributions

The Certificate of Incorporation provides that, in the event of a consolidation or merger of the Company with or into any other entity, the distribution or payment in respect of the shares of Class A common stock, Class B common stock and Class C capital stock shall be made ratably on a per share basis among the holders of Class A common stock, Class B common stock and Class C capital stock as a single class, unless the only difference in the per share consideration between the holders of different classes of Class A common stock, Class B common stock or Class C capital stock is that any securities distributed to the holder of a share of Class B common stock have ten times the voting power of any securities distributed to the holder of a share of Class A common stock and that any securities distributed to the holder of a share of Class C capital stock have no voting rights or power.

Third-Party Tender or Exchange Offers

The Certificate of Incorporation provides that the Company may not enter into any agreement pursuant to which a third party may by tender or exchange offer acquire any shares of Class A common stock, Class B common stock or Class C capital stock, and neither the Company nor the board of directors may recommend that holders tender shares of Class A common stock, Class B common stock or Class C capital stock into any third-party tender or exchange offer, unless the holders of each of Class A common stock, Class B common stock or Class C capital stock have the right to receive the same amount of consideration on a per share basis as the other classes, unless the only difference in the per share consideration between the holders of different classes of Class A common stock, Class B common stock or Class C capital stock is that any securities distributed to the holder of a share of Class B common stock have ten times the voting power of any securities distributed to the holder of a share of Class A common stock and that any securities distributed to the holder of a share of Class C capital stock have no voting rights or power.

Conversion

On September 15, 2021, certain existing holders of Class B common stock elected to convert all of their outstanding shares of Class B common stock voluntarily into Class A common stock, effective immediately. As a result of these conversions, pursuant to the Certificate of Incorporation which provides for the automatic conversion of all outstanding shares of Class B common stock when the outstanding shares of Class B common stock represents less than 5% of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, each outstanding share of Class B common stock automatically converted into one share of Class A common stock. Each share of Class B common stock or Class C capital stock that is converted into Class A common stock will thereupon automatically be retired and not be available for reissuance. If the Company subsequently wishes to issue more shares of Class B common stock or Class C capital stock than are then authorized for issuance, it would first have to amend its Certificate of Incorporation with the approval of its board of directors and stockholders in accordance with the General Corporation Law of the State of Delaware.

Preferred Stock

Under the terms of the Certificate of Incorporation, the Company’s board of directors is authorized to direct the Company to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the Company’s outstanding voting stock.

Anti-Takeover Provisions

Delaware Anti-Takeover Law

The Company is subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving the Company and the "interested stockholder" and the sale of more than 10% of the Company’s assets. In general, an "interested stockholder" is any entity or person beneficially owning shares representing 15% or more of the voting power of the Company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered Board; Removal of Directors

Historically, the Certificate of Incorporation and Bylaws provided for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. In 2021, the Company's board of directors and stockholders approved an amendment to the Certificate of Incorporation to declassify the board of directors. This amendment is referred to as the Declassification Amendment. The Declassification Amendment became effective in June 2021. In accordance with the Certificate of Incorporation, as amended by the Declassification Amendment, directors will be elected to one-year terms of office beginning at the Company's 2022 annual meeting of stockholders, such that at its 2024 annual meeting of stockholders, there will be a single class of directors subject to annual election for one-year terms. Prior to the 2024 annual meeting of stockholders, a person elected to fill a vacancy or a newly created directorship shall hold office until the next election of the class for which such director shall have been chosen.

In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 66-2/3% of the votes that all stockholders would be entitled to cast for the election of directors. Any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of directors then in office. See “Proposed Amendments” below.

The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

Supermajority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The Bylaws may be amended or repealed by a majority vote of the board of directors or the affirmative vote of the holders of at least 66-2/3% of the votes that all stockholders would be entitled to cast for the election of directors. In addition, the affirmative vote of the holders of at least 66-2/3% of the votes that all stockholders would be entitled to cast for the election of directors is required to amend, repeal, or adopt any provisions inconsistent with any of the provisions of the Certificate of

Incorporation with respect to the staggered board, quorum of directors, and removal of directors and the provisions of the Certificate of Incorporation with respect to special meetings of the stockholders. See “Proposed Amendments” below.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Certificate of Incorporation provides that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. The Certificate of Incorporation and the Bylaws also provide that special meetings of stockholders can only be called by the chairman of the board, the chief executive officer or the board of directors. In addition, the Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of the voting power of the Company’s outstanding voting securities. These provisions also could discourage a third party from making a tender offer for the Company’s capital stock, because even if it acquired a majority of the voting power of the Company’s outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

In addition, the Bylaws contain a proxy access provision that allows a stockholder or group of up to 20 stockholders owning at least 3% of the Company's outstanding shares of common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided the stockholder(s) and nominee(s) satisfy the requirements in the bylaws. Stockholders must give timely written notice to the Company's secretary, in proper form, to include nominees in the Company's proxy materials for an annual meeting.

Choice of Forum

The Certificate of Incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee or stockholder of the Company to it or its stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery, or (4) any action asserting a claim governed by the internal affairs doctrine. The Certificate of Incorporation further provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Proposed Amendments

The Company intends to propose amendments to its Certificate of Incorporation, in connection with its 2022 annual meeting of stockholders to:

●	permit one or more stockholders, representing at least twenty-five percent (25)% of the voting power of its outstanding capital stock to call a special meeting of stockholders;

●	eliminate the requirement that the affirmative vote of a supermajority of stockholders be required to remove a director; and
●	eliminate the requirement that the affirmative vote of a supermajority of stockholders be required to amend the Certificate of Incorporation or Bylaws, subject to certain exceptions.